Exhibit 107

Calculation of Filing Fee Tables

Form S-4

(Form Type)

Huntington Bancshares Incorporated (Issuer)

(Exact Name of Registrants as Specified in Their Charters)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule		Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward

	Carry Forward Securities
Carry Forward Securities	—	2.487% Fixed-to-Fixed Rate Subordinated Notes Due 2036	Rule 457	(f)	$560,516,000	100%	$560,516,000	$92.70 per million	$51,959.83	—	—	—	—
		Total Offering Amounts					$560,516,000		$51,959.83
		Total Fees Previously Paid							$0
		Total Fee Offsets							$0
		Net Fee Due							$51,959.83